KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone  212-715-9522
Fax  212-715-8036
GSilfen@KRAMERLEVIN.com

July 17, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:           Arden Sage Multi-Strategy Fund, L.L.C.
Pre-Effective Amendment No. 2 to the Registration Statement
On Form N-2 (File Nos. 333-203634 and 811-21778)

Ladies and Gentlemen:

On behalf of the Fund, we are transmitting herewith via EDGAR Pre-Effective Amendment No. 2 to the Registration Statement of the Fund on Form N-2 (the "Registration Statement"). This filing is being made solely to add certain exhibits to the Registration Statement.

If you have any questions concerning this filing, please call me at 212-715-9522.

Very truly yours,

/s/George M. Silfen

George M. Silfen

cc:           Craig Krawiec
Thomas G. Kennedy

As filed with the Securities and Exchange Commission on July 17, 2015

Securities Act File No. 333- 203634 Investment Company Act File No. 811-21778

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM N-2
(CHECK APPROPRIATE BOX OR BOXES)
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 X
[X] PRE-EFFECTIVE AMENDMENT NO. 2 POST-EFFECTIVE AMENDMENT NO. _

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 23 X __________________________

Arden Sage Multi-Strategy Fund, L.L.C.
(Exact name of Registrant as specified in Charter) __________________________

Arden Asset Management LLC 375 Park Avenue 32nd Floor New York, New York 10152 __________________________

(Address of principal executive offices)

Registrant's Telephone Number, including Area Code: (212) 751-5252

Craig Krawiec Arden Asset Management LLC 375 Park Avenue 32nd Floor New York, New York 10152 __________________________ (212) 751-5252 __________________________

(Name and address of agent for service)

Copies to:
George M. Silfen, Esq. Kramer Levin Naftalis & Frankel LLP Avenue of the Americas New York, New York 10036

EXPLANATORY NOTE

The purpose of this Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (SEC File No. 333-203634) (the "Registration Statement") is solely to file exhibits under Part C of the Registration Statement. Accordingly, this Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 consists only of a facing page to the Registration Statement, this explanatory note, Part C of the Registration Statement, including all exhibits identified as being filed herewith or incorporated by reference herein, and any other contents of the Registration Statement previously filed and incorporated by reference therein. This Pre-Effective Amendment No. 2 does not modify any other part of the Registration Statement previously included or incorporated by reference therein. As a result, the reminder of the contents of the Registration Statement, including Parts A and B thereto, previously filed as a part of the Pre-Effective Amendment No. 1 thereto on July 8, 2015 are hereby incorporated by reference herein.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

25(1)	Financial Statements:

The financial statements of the Registrant for the fiscal year ended March 31, 2015 (audited) are incorporated by reference to Exhibit 25(1) of the Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-203634, filed on July 8, 2015.

25(2)	Exhibits
(a)(1)
Certificate of Formation, dated December 6, 2005, is incorporated by reference to Exhibit 25(2)(a)(1) of the Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-125921, filed on June 17, 2005.

(a)(2)
Certificate of Amendment of the Certificate of Formation, dated January 13, 2006, is incorporated by reference to Exhibit 25(2)(a)(2) of the Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-125921, filed on October 27, 2006.

(a)(3)
Fifth Amended and Restated Limited Liability Company Agreement of the Registrant is incorporated by reference to Exhibit 25(2)(a)(3) of the Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-203634, filed on July 8, 2015.

	(b)	Not Applicable.
	(c)	Not Applicable.
	(d)	Incorporated by reference to Exhibits (a)(2) and (b) above.
	(e)	Not Applicable.
	(f)	Not Applicable.
(g)
Form of Advisory Agreement between the Registrant and Arden Asset Management LLC is incorporated by reference to Exhibit 25(2)(g) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-177737, filed on April 20, 2012.

(h)
Form of Distribution Agreement between the Registrant and Arden Securities LLC and Form of Selected Dealer Agreement is incorporated by reference to Exhibit 25(2)(h) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-177737, filed on April 20, 2012.

	(i)	Not Applicable.
(j)
Form of Custodian Services Agreement between the Registrant and SEI Private Trust Company is incorporated by reference to Exhibit 25(2)(j) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-154909, filed on December 24, 2008.

(k)(1)
Form of Member Services Agreement between the Registrant and Arden Securities LLC is incorporated by reference to Exhibit 25(2)(k)(1) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-177737, filed on April 20, 2012.

(k)(2)
Form of Escrow Agreement between the Registrant and UMB Bank, n.a. is incorporated by reference to Exhibit 25(2)(k)(3) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-154909, filed on December 24, 2008.

(k)(3)
Form of Administration Agreement between the Registrant and SEI Investments Global Funds Services is incorporated by reference to Exhibit 25(2)(k)(4) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-154909, filed on December 24, 2008.

(k)(4)
Form of Master/Feeder Agreement is incorporated by reference to Exhibit 25(2)(k)(5) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-154909, filed on December 24, 2008.

(k)(5)	Power of Attorney is incorporated by reference to Exhibit (k)(5) of the Registrant's Registration Statement on Form N-2, File No. 333-177737, filed on November 4, 2011.
(k)(6)
Amended and Restated Expense Limitation Agreement between Registrant and Arden Asset Management LLC is incorporated by reference to Exhibit (k)(6) of the Registrant’s Registration Statement on Form N-2, File No. 177737, filed on July 18, 2013.

(l)	Opinion and Consent of Kramer Levin Naftalis & Frankel LLP is filed herewith.
(m)	Not Applicable.
(n)(1)
Consent of the independent registered public accounting firm of the Registrant is incorporated by reference to Exhibit 25(2)(n)(1) of the Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-203634, filed on July 8, 2015.

(n)(2)
Tax Opinion of Schulte Roth & Zabel LLP, is incorporated by reference to Exhibit 25(2)(n)(2) of Pre-Effective Amendment No.1 to the Registrant's Registration Statement on Form N-2, File No. 333-125921, filed on November 3, 2005.

(o)	Not Applicable.
(p)	Not Applicable.
(q)	Not Applicable.
(r)(1)
Code of Ethics of the Registrant is incorporated by reference to Exhibit 25(2)(r)(1) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-177737, filed on April 20, 2012.

(r)(2)
Code of Ethics of the Adviser is incorporated by reference to Exhibit 25(2)(r)(2) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-177737, filed on April 20, 2012.

Item 26.   Marketing Arrangements

Please refer to Item 25(2)(h) above.

Item 27. Other Expenses of Issuance and Distribution

All Figures are estimates
Blue sky fees and expenses	$13,000
Accounting fees and expenses	$3,000
Legal fees and expenses	$60,000
Printing and engraving	$12,500
Miscellaneous	$0
Total	$88,500

Item 28. Persons Controlled By or Under Common Control

Not Applicable

Item 29. Number of Holders of Limited Liability Company Interests

The following table sets forth the approximate number of record holders of the Registrant's units of limited liability company interests as of May 31, 2015.
Title of Class	Number of Record Holders
Units of Limited Liability Company Interests	181

Item 30. Indemnification

     Reference is made to Section 3.8 of the  Registrant's Fifth Amended and Restated Limited Liability Company Agreement (the "Company Agreement"), filed herewith. The Registrant hereby undertakes that it will apply the indemnification provision of the Company Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange  Commission under the Investment Company Act of1940, as amended (the "1940  Act"), so long as the  interpretation  therein of Sections 17(h) and 17(i) of such Act remains in effect.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to managers, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification  against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Manager, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Manager,  officer or controlling person, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification  by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Pursuant to the Distribution Agreement between the Registrant and Arden Securities LLC (the "Distributor"), the Distributor will indemnify and hold harmless the Registrant and each of its managers and officers and each person, if any, who controls the Registrant, against any claims, demands, losses, damages, costs, charges, payments, liabilities and expenses, as incurred, arising by reason of any person acquiring any interests, which may be based upon the Securities Act, or on any other statute or at common law, on the ground that any registration statement or other offering materials, as from time to time amended and supplemented, or an annual or interim report to members of the Registrant, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, if such statement or omission was made in reliance upon, and in conformity with, information furnished to the Registrant in connection therewith by or on behalf of the Distributor.

     Additionally, pursuant to the Selected Dealer Agreement, any selected dealer (the "Selected Dealer") appointed by the Distributor will indemnify and hold harmless the Distributor, the Registrant, each person affiliated with the Distributor or the Registrant, and their respective officers, directors, employees, partners and shareholders from and against any loss, liability, claim, damage or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damage or expense and reasonable counsel fees incurred in connection therewith) as incurred, arising in connection with the Selected Dealer's violation of any of the provisions of the Selected Dealer Agreement. The foregoing indemnity does not protect the Distributor, the Registrant or any such affiliated persons, officers, directors, shareholders, partners or employees thereof against any liability to the Registrant of its security holders to which the Distributor, the Registrant or any such person would otherwise be subject by reason of 1) willful misfeasance, bad faith or gross negligence in the performance of their duties to the Registrant or the Registrant's security holders, or 2) reckless disregard of the their obligations and duties under the Selected Dealer Agreement.

Item 31. Business and Other Connections of Investment Adviser

     There is set forth below information as to any other business, profession, vocation or employment of a substantial nature in which each executive officer and manager of Arden Asset Management LLC (the "Adviser") is, or at any time during the past two fiscal years has been, engaged for his/her own account or in the capacity of director, officer, employee, partner or trustee.

     To the knowledge of the Registrant, none of the managers or executive officers of the Adviser are or have been, at any time during the past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature.

   The Adviser provides investment advisory and management services to Registrant and to the fund in which the Registrant invests substantially all of its assets.  The Adviser is a Delaware limited liability company.  Information with respect to each manager and executive officer of the Adviser is incorporated by reference to Form ADV filed by the Adviser with the SEC pursuant to the Investment Advisers Act of 1940, as amended (File no. 801-61080).  The principal business address of the Adviser is 375 Park Avenue, 32nd Floor, New York, New York 10152.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Arden Sage Multi-Strategy Fund, L.L.C., 375 Park Avenue, 32nd Floor, New York, New York 10152;

(2)	the Administrator, SEI Investments Global Funds Services, One Freedom Valley Drive, Oaks, Pennsylvania 19456;

(3)	the Custodian, SEI Private Trust Company, One Freedom Valley Drive, Oaks, Pennsylvania 19456;

(4)	the Adviser, Arden Asset Management LLC, 375 Park Avenue, 32nd Floor, New York, New York 10152; and

(5)	Robeco Investment Management, Inc., the Registrant's former investment adviser, 909 Third Avenue, New York, New York 10022.

Item 33. Management Services

Except as described under "The Advisory Agreements" and "Administrator" in this Registration Statement, the Registrant is not party to any management service related contract.

Item 34. Undertakings

     The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

     The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (1) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (3) to include any material information with respect to any plan of distribution not previously disclosed in the registration statement or any  material change to such information in the registration statement.

     The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, the Registrant's Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and Arden Sage Multi-Strategy Master Fund, L.L.C. certify that they have duly caused this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 17th day of July, 2015.

ARDEN SAGE MULTI-STRATEGY FUND, L.L.C. ARDEN SAGE MULTI-STRATEGY MASTER FUND, L.L.C.
By:	/s/ Craig Krawiec Craig Krawiec Manager, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities as managers and officers of the Registrant and Arden Sage Multi-Strategy Master Fund, L.L.C., and on the dates indicated.

Signature	Title	Date
/s/ Craig Krawiec	Manager, President and Chief Executive Officer	July 17, 2015
Craig Krawiec
/s/Charles S. Crow, III*	Manager	July 17, 2015
Charles S. Crow, III
/s/ Richard B. Gross*	Manager	July 17, 2015
Richard B. Gross
/s/ Andrew Katz*	Chief Financial Officer	July 17, 2015
Andrew Katz
*  This registration statement has been signed by each of the persons so indicated by the undersigned as attorney in fact.

/s/ Craig Krawiec

Craig Krawiec, Attorney-in-Fact

EXHIBIT INDEX

Exhibits    Description

(l)       Opinion and Consent of Kramer Levin Naftalis & Frankel LLP